No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2006

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd., decided at its meeting held on November 14, 2006 to purchase the shares of Yachiyo Industry Co., Ltd. (Code: 7298; the “Target Company”) through a tender offer (the “Tender Offer”).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: November 14, 2006

[Translation]

November 14, 2006

To:	Shareholders of Honda Motor Co., Ltd.,
From:	Honda Motor Co., Ltd.,
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takeo Fukui
President and Representative Director

Notice of Resolution by the Board of Directors

concerning Commencement of a Tender Offer

The Board of Directors of Honda Motor Co., Ltd., decided at its meeting held on November 14, 2006 to purchase the shares of Yachiyo Industry Co., Ltd. (Code: 7298; the “Target Company”) through a tender offer (the “Tender Offer”).

1.	Purpose of the Tender Offer

Honda will conduct the Tender Offer for the shares of the Target Company, which Honda currently treats as an affiliate accounted for under the equity method as Honda holds 34.50% of the Target Company’s issued shares, to make the Target Company a consolidated subsidiary of Honda after the Tender Offer by acquiring more than half of the issued shares of the Target Company. Honda’s vision is to further strengthen the mini-vehicle business, where demand has increased, and its parts supply system in order to respond to the expansion of Honda’s business worldwide. On November 14, 2006, the Target Company’s Board of Directors adopted a resolution to the effect that it approves the Tender Offer.

Customer demand for fuel-efficient products is getting stronger than ever, caused by the worldwide skyrocketing of gasoline prices and increase in concern about environmental issues. Especially in Japan, where market conditions are still tight, the mini-vehicle market is continuing to expand despite sluggish overall demand for automobiles, and the mini-vehicle business is expected to become even more important in the future. Under these circumstances, Honda is working to enhance its product lineup, production capacity and sales and services network.

Honda has been entrusting the Target Company with manufacturing most of the mini vehicles Honda sells since Honda and the Target Company entered into business relations in 1953, when the Target Company started painting and coating parts for Honda’s motorcycles. Honda and the Target Company have enjoyed a favorable working relationship in the areas of, among others, automobile presses, fuel tanks, sun roofs, and parts for repairs.

Honda intends for it and the Target Company to mutually supplement each other’s resources (such as human resources, technology, facilities and financial resources) and to utilize their resources to the maximum extent possible by holding more than half of the shares of the Target Company after the Tender Offer.

In the mini-vehicle business, Honda and the Target Company intend, based on a long-term strategy, to provide products that meet customer demands on a timely basis by improving product quality and enhancing cost competitiveness. In addition, Honda and the Target Company will work to increase their competitiveness even further through building a parts supply system that can respond promptly to the expansion of the Honda Group’s business worldwide.

The shares of the Target Company are listed on the JASDAQ stock exchange, but because Honda has set a maximum number of shares it will acquire in the Tender Offer, it is expected that the shares of the Target Company will continue to be listed on the JASDAQ even after the Tender Offer.

In order to carry out the Tender Offer, Honda has obtained an agreement from each of Eiichi Otake, Yoshiko Otake, and Saitama Shatai Co., Ltd., who are major shareholders of the Target Company, to the effect that they will tender in the Tender Offer a total of 3,752,200 shares of the shares in the Target Company that they hold.

2.	Outline of the Tender Offer

(1)	Company Profile of the Target Company

1)	Corporate Name
Yachiyo Industry Co., Ltd.

2)	Major Lines of Business
Production and sales of automobiles and automobile parts

3)	Established
August 27, 1953

4)	Location of Head Office
393 Kashiwabara, Sayama-shi, Saitama, Japan

5)	Representative
Shigeru Otake, President and Representative Director

6)	Capital
3,685,600,000 yen

7)	Major Shareholders and Their Ratio of Holdings (as of March 31, 2006)

Honda Motor Co., Ltd.,	34.50%
Eiichi Otake	20.61%
The Master Trust Bank of Japan, Ltd. (Trust Account)	3.95%
Sumitomo Mitsui Banking Corporation	3.77%
Saitama Shatai Co., Ltd.	3.49%
Yoshiko Otake	2.95%
Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.87%
Yachiyo Industry Co., Ltd., Employees Stock Ownership Plan	2.64%
Japan Trustee Services Bank, Ltd. (Trust Account)	1.96%
HSBC Fund Services Clients Account 006	1.08%

8)	Relationship with Honda

Capital Ties:	Honda holds 34.50% of the total number of the Target Company’s issued shares. The Target Company holds 0.09% of the total number of Honda’s issued shares.
Personnel Ties:	One of Honda’s employees is a corporate auditor of the Target Company.
Business Ties:	Honda provides the Target Company with raw materials. The Target Company provides Honda with, among others, vehicle assembly services and vehicle parts.

(2)	Type of Shares subject to the Tender Offer
Share of Common Stock

(3)	Tender Offer Period
Thirty-five days starting on Wednesday, November 15, 2006, and ending on Tuesday, December 19, 2006

(4)	Purchase Price
2,600 yen per share

(5)	Basis of Purchase Price
The purchase price Honda is offering in the Tender Offer (2,600 yen per share) has been determined after comprehensively considering, among other factors, the market price of the Target Company’s shares of common stock, the Target Company’s financial status and earnings forecast, and a third-party (Mitsubishi UFJ Securities Co., Ltd.) appraisal of the Target Company’s shares. The purchase price is equal to the average of the closing prices of the Target Company’s shares of common stock on the JASDAQ during the period of one-month ended November 13, 2006.

(6) Total number of shares Honda is prepared to purchase:	4,000,000 shares
Number of shares Honda intends to purchase:	3,752,200 shares
Number of excess shares Honda intends to purchase:	247,800 shares

Note 1:	If the total number of shares tendered in the Tender Offer is less than the number of shares Honda intends to purchase (3,752,200 shares), Honda will not purchase all the shares tendered. If the total number of shares tendered exceeds the total number of shares Honda is prepared to purchase (4,000,000 shares), Honda will not purchase all or any part of the excess shares tendered; it will carry out the delivery and other settlements concerning the Tender Offer in accordance with the pro-rata method set out in Paragraph 5 of Article 27-13 of the Securities Exchange Law and Article 32 of the Cabinet Office Regulation Concerning Disclosure of Tender Offer of Shares, etc. By People Other Than Issuers.
Note 2:	Honda does not intend to purchase through the Tender offer any of the Target Company’s treasury stock.
Note 3:	Shares of the Target Company constituting less than one unit will not be purchased in the Tender Offer.

(7)	Change in Number of Shares Held by Honda because of the Tender Offer
Total number of shares held by Honda before the Tender Offer: 8,294,550 shares

                                                                                                      (Percentage held: 34.50%)

Total number of shares held by Honda after the Tender Offer: 12,294,550 shares

                                                                                                      (Percentage held: 51.14%)

Note 1:	“Total number of shares held by Honda after the Tender Offer” means the total number of shares Honda will hold if it purchases the total number of shares it is prepared to purchase (4,000,000 shares).
Note 2:	Percentage held is calculated based on the total number of the Target Company’s issued shares as of March 31, 2006 (24,042,700 shares).

(8)	Date of Public Notice of the Tender Offer Commencement
Wednesday, November 15, 2006

(9)	Tender Offer Agent
Mitsubishi UFJ Securities Co., Ltd.

(10)	Amount of Financial Resources Necessary for the Tender Offer
Approximately 10,419 million yen (Estimated)

Note:	The amount stated above is an estimated sum based on Honda’s purchasing the total number of shares it is prepared to purchase (4,000,000 shares).

3.	Agreement with the Target Company Concerning the Tender Offer

Honda has already obtained the approval of the Board of Directors of the Target Company with respect to the Tender Offer.

4.	Future Prospects

The Target Company is expected to become a consolidated subsidiary of Honda after the Tender Offer. The financial impact on Honda’s fiscal 2007 business results will be immaterial.